

Mail Stop 3628

December 4, 2008

Via Facsimile and U.S. Mail

Mr. Boaz Raviv
Chief Executive Officer
Radvision Ltd.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

RE: Radvision Ltd.
         Schedule TO-I
         Filed November 25, 2008
         File No. 5-58761

Dear Mr. Raviv:

    We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
Exhibit (a)(1): Offer to Exchange
Conditions to the Offer, page 12

1.   A tender offer may only be subject to conditions that are drafted with sufficient
       specificity to allow for objective verification that the conditions have been satisfied. In
       this regard, amend the your conditions to avoid the term "threatened," as it is unclear

how a "threatened" event can be objectively determined. In addition, please revise the disclosure in the balance of this section to avoid the use of vague terms, such as "might" and events that "indirectly" affect the offer.

2.   We note your disclosure in the last paragraph of this section where you provide that your "failure to exercise any of these rights is not a waiver of any of these rights, and the wavier of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances." This language appears to imply that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to option holders. In that regard, please confirm your understanding to us that if an offer condition is triggered, you will notify shareholders whether or not you have waived an offer condition.

3.   We also note your disclosure indicating that your determination of certain events will be "final and binding on all parties." Revise to disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations. Please make similar changes to the document where you provide similar disclosure that your determination will be final and binding on all parties.

Summary Financial Information, page 19

4.   The summarized financial information presented in accordance with Item 1010(c) of Regulation M-A is required for all of the periods specified in Item 1010(a). It does not appear you have presented all of the information required by Item 1-02(bb)(1) of Regulation S-X for all of the applicable periods. Please revise your disclosure accordingly. In addition, please present the ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K as required by Item 1010(c)(4). For additional guidance, please review interpretation I.H.7 in the July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website, www.sec.gov.

Exhibit (a)(5): Election Form

5.   We refer you to the last bullet point on page 3 of the election form. Please revise the election form to remove the representations that the shareholder has "read, understand and agree to all of the terms and conditions of the offer as set forth in the Offer to Exchange."

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Steven J. Glusband, Esq.
        Carter Ledyard & Milburn LLP
        2 Wall Street
        New York, New York 10005